RECEIVED
2008 JUL 11 A 3:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GRUPO MODELO, S.A.B. DE C.V.

08003743

July 10, 2008.

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Grupo Modelo S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A.B. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A.B. de C.V.

Name: Margarita Hugues
Title: General Counsel

PROCESSED
JUL 15 2008
THOMSON REUTERS

dlw 7/14

Enclosure[s] : Financial Information.

AV. JAVIER BARROS SIERRA NO. 555 - PISO 6, COL. SANTA FE, C.P. 01210, MÉXICO, DISTRITO FEDERAL
TEL.: (52 / 55) 2266-0000 FAX: (52 / 55) 2266-0000 EXT. 6485 WWW.GMODELO.COM.MX

MEXICAN STOCK EXCHANGE

...ON FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 01 YEAR: 2008

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

TO MARCH 31 OF 2008 AND 2007

(Thousands of Mexican Pesos)

RECEIVED

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**103,543,325**	**100**	**100,224,382**	**100**
s02	**CURRENT ASSETS**	**41,138,690**	**40**	**40,587,889**	**40**
s03	CASH AND SHORT-TERM INVESTMENTS	21,095,443	20	24,386,116	24
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	4,751,616	5	4,192,748	4
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,401,669	1	701,441	1
s06	INVENTORIES	10,720,684	10	8,766,411	9
s07	OTHER CURRENT ASSETS	3,169,278	3	2,541,173	3
s08	**LONG-TERM**	**6,309,508**	**6**	**5,274,721**	**5**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	1,819,523	2	1,489,345	1
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	4,434,117	4	3,693,419	4
s11	OTHER INVESTMENTS	55,868	0	91,957	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**52,485,834**	**51**	**51,246,206**	**51**
s13	LAND AND BUILDINGS	24,382,102	24	24,778,406	25
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	39,755,100	38	38,279,744	38
s15	OTHER EQUIPMENT	10,461,909	10	9,427,517	9
s16	ACCUMULATED DEPRECIATION	27,395,805	26	25,546,995	25
s17	CONSTRUCTION IN PROGRESS	5,282,528	5	4,307,534	4
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**2,908,791**	**3**	**2,464,943**	**2**
s19	**OTHER ASSETS**	**700,502**	**1**	**650,623**	**1**
s20	**TOTAL LIABILITIES**	**18,898,854**	**100**	**15,772,482**	**100**
s21	**CURRENT LIABILITIES**	**8,741,212**	**46**	**7,441,896**	**47**
s22	SUPPLIERS	3,867,677	20	2,814,413	18
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	2,035,487	11	1,979,801	13
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,838,048	15	2,647,682	17
s27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**10,157,642**	**54**	**8,330,586**	**53**
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**84,644,471**	**100**	**84,451,900**	**100**
s34	**MINORITY INTEREST**	**19,618,559**	**23**	**21,130,144**	**25**
s35	**MAJORITY INTEREST**	**65,025,912**	**77**	**63,321,756**	**75**
s36	**CONTRIBUTED CAPITAL**	**17,468,109**	**21**	**17,468,109**	**21**
s79	CAPITAL STOCK	16,377,411	19	16,377,411	19
s39	PREMIUM ON ISSUANCE OF SHARES	1,051,539	1	1,051,539	1
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	39,159	0	39,159	0
s41	**EARNED CAPITAL**	**47,557,803**	**56**	**45,853,647**	**54**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	47,557,803	56	45,853,647	54
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	0	0	0	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **01** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**21,095,443**	**100**	**24,386,116**	**100**
s46	CASH	550,867	3	890,171	4
s47	SHORT-TERM INVESTMENTS	20,544,576	97	23,495,945	96
s07	**OTHER CURRENT ASSETS**	**3,169,278**	**100**	**2,541,173**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	3,169,278	100	2,541,173	100
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**2,908,791**	**100**	**2,464,943**	**100**
s48	DEFERRED EXPENSES (NET)	2,381,232	82	1,939,885	79
s49	GOODWILL	527,559	18	525,058	21
s51	OTHER	0	0	0	0
s19	**OTHER ASSETS**	**700,502**	**100**	**650,623**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	636,914	91	618,321	95
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	63,588	9	32,302	5
s21	**CURRENT LIABILITIES**	**8,741,212**	**100**	**7,441,896**	**100**
s52	FOREIGN CURRENCY LIABILITIES	1,886,157	22	1,252,337	17
s53	MEXICAN PESOS LIABILITIES	6,855,055	78	6,189,559	83
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**2,838,048**	**100**	**2,647,682**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	2,304,321	81	1,925,018	73
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	533,727	19	722,664	27
s105	BENEFITS TO EMPLOYEES	0		0	
s27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**10,157,642**	**100**	**8,330,586**	**100**
s66	DEFERRED TAXES	8,304,595	82	8,330,586	100
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	1,853,047	18	0	0
s79	**CAPITAL STOCK**	**16,377,411**	**100**	**16,377,411**	**100**
s37	CAPITAL STOCK (NOMINAL)	2,839,652	17	2,839,652	17
s38	RESTATEMENT OF CAPITAL STOCK	13,537,759	83	13,537,759	83

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **01** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REFS	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	47,557,803	100	45,853,647	100
s93	LEGAL RESERVE	3,213,558	7	2,771,158	6
s43	RESERVE FOR REPURCHASE OF SHARES	19,454	0	688,331	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	42,254,123	89	39,932,613	87
s45	NET INCOME FOR THE YEAR	2,070,668	4	2,461,545	5
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	0	100	0	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	0	0	0	0

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **01** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	32,397,478	33,145,993
s73	PENSIONS AND SENIORITY PREMIUMS	5,881,762	5,949,283
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	20,112	19,233
s76	WORKERS (*)	18,376	17,682
s77	OUTSTANDING SHARES (*)	3,238,579,532	3,251,759,632
s78	REPURCHASED SHARES (*)	13,180,100	0
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE TRANSLATION FOR INFORMATION PURPOSES ONLY

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **01** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO MARCH 31 OF 2008 AND 2007

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**16,157,428**	**100**	**16,563,400**	**100**
r02	COST OF SALES	7,207,995	45	7,380,923	45
r03	**GROSS PROFIT**	**8,949,433**	**55**	**9,182,477**	**55**
r04	GENERAL EXPENSES	4,510,606	28	4,310,562	26
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**4,438,827**	**27**	**4,871,915**	**29**
r08	OTHER INCOME AND (EXPENSE), NET	-238,820	-1	471,372	3
r06	COMPREHENSIVE FINANCING RESULT	192,517	1	301,398	2
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**4,392,524**	**27**	**5,644,685**	**34**
r10	INCOME TAXES	1,142,785	7	1,758,629	11
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**3,249,739**	**20**	**3,886,056**	**23**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**3,249,739**	**20**	**3,886,056**	**23**
r19	NET INCOME OF MINORITY INTEREST	1,179,071	7	1,424,511	9
r20	**NET INCOME OF MAJORITY INTEREST**	**2,070,668**	**13**	**2,461,545**	**15**

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**

GRUPO MODELO, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2008**

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**16,157,428**	**100**	**16,563,400**	**100**
r21	DOMESTIC	9,930,396	61	9,425,271	57
r22	FOREIGN	6,227,032	39	7,138,129	43
r23	TRANSLATED INTO DOLLARS (***)	570,528	4	618,340	4
r08	**OTHER INCOME AND (EXPENSE), NET**	**-238,820**	**100**	**471,372**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	56,948	-24	821,410	174
r34	EMPLOYEES' PROFIT SHARING EXPENSES	299,195	-125	358,606	76
r35	DEFERRED EMPLOYEES' PROFIT SHARING	-3,427	1	-8,568	-2
r06	**COMPREHENSIVE FINANCING RESULT**	**192,517**	**100**	**301,398**	**100**
r24	INTEREST EXPENSE	0	0	0	0
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	333,552	173	381,757	127
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	-141,035	-73	148,187	49
r28	RESULT FROM MONETARY POSITION	0	0	-228,546	-76
r10	**INCOME TAXES**	**1,142,785**	**100**	**1,758,629**	**100**
r32	INCOME TAX	1,231,367	108	1,761,815	100
r33	DEFERRED INCOME TAX	-88,582	-8	-3,186	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **01** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	17,180,119	17,567,651
r37	TAX RESULT FOR THE YEAR	3,177,069	4,021,283
r38	NET SALES (**)	72,488,630	62,196,758
r39	OPERATING INCOME (**)	20,022,447	17,881,629
r40	NET INCOME OF MAJORITY INTEREST (**)	9,112,234	9,427,838
r41	NET CONSOLIDATED INCOME (**)	14,632,519	12,973,317
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	848,546	813,535

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **01** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY1 TO MARCH 31 OF 2008

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**16,157,428**	**100**	**16,563,400**	**100**
rt02	COST OF SALES	7,207,995	45	7,380,923	45
rt03	**GROSS PROFIT**	**8,949,433**	**55**	**9,182,477**	**55**
rt04	GENERAL EXPENSES	4,510,606	28	4,310,562	26
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**4,438,827**	**27**	**4,871,915**	**29**
rt08	OTHER INCOME AND (EXPENSE), NET	-238,820	-1	471,372	3
rt06	COMPREHENSIVE FINANCING RESULT	192,517	1	301,398	2
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**4,392,524**	**27**	**5,644,685**	**34**
rt10	INCOME TAXES	1,142,785	7	1,758,629	11
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**3,249,739**	**20**	**3,886,056**	**23**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**3,249,739**	**20**	**3,886,056**	**23**
rt19	NET INCOME OF MINORITY INTEREST	1,179,071	7	1,424,511	9
rt20	**NET INCOME OF MAJORITY INTEREST**	**2,070,668**	**13**	**2,461,545**	**15**

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **01** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**16,157,428**	**100**	**16,563,400**	**100**
rt21	DOMESTIC	9,930,396	61	9,425,271	57
rt22	FOREIGN	6,227,032	39	7,138,129	43
rt23	TRANSLATED INTO DOLLARS (***)	570,528	4	618,340	4
rt08	**OTHER INCOME AND (EXPENSE), NET**	**-238,820**	**100**	**471,372**	**100**
rt49	OTHER INCOME AND(EXPENSE), NET	56,948	-24	821,410	174
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	299,195	-125	358,606	76
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	-3,427	1	-8,568	-2
rt06	**COMPREHENSIVE FINANCING RESULT**	**192,517**	**100**	**301,398**	**100**
rt24	INTEREST EXPENSE	0	0	0	0
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	333,552	173	381,757	127
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	-141,035	-73	148,187	49
rt28	RESULT FROM MONETARY POSITION	0	0	-228,546	-76
rt10	**INCOME TAXES**	**1,142,785**	**100**	**1,758,629**	**100**
rt32	INCOME TAX	1,231,367	108	1,761,815	100
rt33	DEFERRED INCOME TAX	-88,582	-8	-3,186	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	848,546	813,535

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **01** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V. **STATE OF CASH FLOW (INDIRECT METHOD)**

Final Printing

MAIN CONCEPTS

(Thousands of Mexican Pesos) **CONSOLIDATED**

REF E	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	4,392,524	5,644,685
e02	+(-) ITEMS NOT REQUIRING CASH	0	0
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	718,315	601,440
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	0	0
e05	**CASH FLOW BEFORE INCOME TAX**	5,110,839	6,246,125
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-3,020,897	-3,872,416
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	2,089,942	2,373,709
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-1,317,724	-1,920,253
e09	**FINANCING ACTIVITIES**	772,218	453,456
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	-393,376	1,029,233
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	378,842	1,482,689
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	20,716,601	22,903,427
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	21,095,443	24,386,116

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **01** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V. **STATE OF CASH FLOW (INDIRECT METHOD)**

Final Printing

DESGLOSE DE MAIN CONCEPTS

(Thousands of Mexican Pesos) **CONSOLIDATED**

REF E	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+(-) ITEMS NOT REQUIRING CASH**	0	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	0	0
e03	**+(-) ITEMS RELATED TO INVESTING ACTIVITIES**	718,315	601,440
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	848,546	813,535
e19	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	-16,636	-86,190
e20	+ IMPAIRMENT LOSS	0	0
e21	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-113,595	-125,905
e22	(-) DIVIDENDS RECEIVED	0	0
e23	(-) INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0
e04	**+(-) ITEMS RELATED TO FINANCING ACTIVITIES**	0	0
e25	+ ACCRUED INTEREST	0	0
e26	+(-) OTHER ITEMS	0	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-3,020,897	-3,872,416
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-834,368	-1,225,724
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	-1,216,129	-1,884,582
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-537,078	-329,896
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	488,234	-262,190
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	-233,636	536,740
e32	+(-) INCOME TAXES PAID OR RETURNED	-687,920	-706,764
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-1,317,724	-1,920,253
e33	- PERMANENT INVESTMENT IN SHARES	-203,169	-306,309
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-1,028,859	-1,448,445
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	51,051	356,121
e37	- INVESTMENT IN INTANGIBLE ASSETS	-136,747	-521,620
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+ INTEREST RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	-393,376	1,029,233
e45	+BANK FINANCING	0	0
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	0	0
e48	(-) BANK FINANCING AMORTIZATION	0	0
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	-368,164	0
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	0	0
e56	- REPURCHASE OF SHARES	-223,142	0
e57	+(-) OTHER ITEMS	197,930	1,029,233

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **01** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.81		$ 2.90	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 2.81		$ 2.90	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 4.64		$ 3.81	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00		$ 0	
d08	CARRYNG VALUE PER SHARE	$ 20.08		$ 19.47	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0		$ 0	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0	shares
d11	MARKET PRICE TO CARRYING VALUE	2.32	times	2.98	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	16.56	times	20.02	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0	times	0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **01** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	20.11	%	23.46	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS' EQUITY (**)	14.51	%	14.88	%
p03	NET CONSOLIDATED INCOME TO TOTAL ASSETS (**)	14.50	%	12.94	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0	%	0	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	-5.88	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.70	times	0.62	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIP.(NET) (**)	1.37	times	1.21	times
p08	INVENTORIES TURNOVER (**)	3.01	times	3.16	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	23	days	20	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	0	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	18.25	%	15.74	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.22	times	0.19	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	9.98	%	7.94	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	0.00	%	0.00	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	0.00	times	0.00	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.81	times	3.94	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	4.71	times	5.45	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	3.48	times	4.28	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	2.18	times	2.57	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	241.33	%	327.69	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	39.46	%	27.66	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	-23.53	%	-14.80	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST EXPENSES	0.00	times	0.00	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	12.25	%	100.00	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	87.75	%	0.00	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	38.54	%	4.00	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **1** YEAR: **2008**
GRUPO MODELO, S.A.B. DE C.V.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

IN THIS REFERENCE THE AMOUNT IN DOLLARS INDEED INVOICED AND NOT THE AMOUNT BY THE EXCHANGE RATE IS HANDLED.

REFERENCE TAX RESULT FOR THE PERIOD CORRESPONDS TO THAT OF GRUPO MODELO, S.A.B. DE C.V. DETERMINED IN THE BASIS OF THE TAX CONSOLIDATED REGIME.

REFERENCE C-31 COLUMN INCLUDES THE PAYMENT OF DIVIDENDS IT ONLY CORRESPONDS IN THE QUARTER TO THE MINORITY SHAREHOLDERS DE CROWN FOR $369,530.

Mexico City, April 24, 2008 – Grupo Modelo, S.A.B. de C.V. and Subsidiaries (BMV:GMODELO) ("Grupo Modelo" or "the Company"), the leading brewer in Mexico and producer of the best-selling Mexican beer in the world, today announced its financial and operating results for the first quarter of 2008.

During the first quarter, total volume in the domestic market increased 2.6% as a result of 2.2% growth in sales of the domestic brands and 29.2% in the imported brand portfolio, despite the price increases implemented at the end of 2007. The brands that outperformed with the highest rate of growth were Estrella and Victoria.

Export volume decreased 7.7% compared to the same quarter of last year. Volume in the U.S. was affected by economic factors as well as the price increase that took place in the first half of 2007. Other export markets like Oceania, Latin America, Europe and Asia showed double-digit growth during the quarter.

Net sales decreased 2.5% compared to the same period of 2007, totaling 16,157 million pesos. Domestic sales showed a solid 8.4% growth driven by the 5.6% increase in the price per hectoliter, reflecting pricing adjustments and revenue management initiatives. Export sales declined 12.8% due to the combination of lower volume and the impact of the appreciation of the Mexican peso against the dollar. Price per hectoliter in dollars remained at 173 dollars, unchanged with respect to the first quarter of 2007. Other income decreased 12.9% primarily due to the lower number of convenience stores.

In the first quarter of 2008, Crown Imports, LLC, registered net sales of 503 million dollars and operating profit of 107 million dollars.

The cost of goods sold decreased 2.3% due to the offsetting of higher raw material costs by a lower proportion of export sales in the sales mix, which have higher packaging costs. As a consequence, the cost per hectoliter decreased 1.8% with respect to the first quarter of 2007. Gross profit totaled 8,949 million pesos, which represents a gross margin of 55.4%, remaining stable from the previous year.

Operating expenses grew 4.6% as a result of the increase in distribution and marketing expenses in both Mexico and the U.S. Operating income was 4,439 million pesos, implying an 8.9% contraction. Operating margin in the quarter was 27.5%.

EBITDA (Operating income + Depreciation – Equity income of Associates included in COGS) totaled 5,175 million pesos, a decrease of 6.9% compared to same period of 2007. As a result, the EBITDA margin was 32.0%.

The comprehensive financing result registered a gain of 192 million pesos primarily due to the peso-dollar appreciation and the elimination of the monetary effect as a result of modifications in the Mexican GAAP (NIF B-10).

The other income and expenses line registered a loss of 239 million pesos, compared with the last year gain that included extraordinary foreign income. This amount includes employee profit sharing.

Minority interest totaled 1,179 million pesos, of which 547 million pesos corresponds to Barton Beers, the Constellation Brands subsidiary with a 50% participation in Crown Imports.

Net majority income was 2,071 million pesos, 15.9% below the 2007 figure. Quarterly earnings per share was 0.64 pesos, below the 0.76 pesos registered in the same period of last year.

Financial Position

As of March 31, 2008, Grupo Modelo's cash and marketable securities accounted for 20.4% of total assets, which totaled 103,543 million pesos, representing a 3.3% increase over the last twelve months. The company's financial position remained strong with no long-term debt, and short-term operational liabilities totaling 8,741 million pesos. Majority stockholders' equity totaled 65,026 million pesos, representing a 2.7% increase compared to the prior year.

Capital Expenditures

During the first quarter of 2008, Grupo Modelo invested 994 million pesos of internally generated resources, allocated to different areas of the organization as shown in the following table:

Area	March 2008
Cía. Cervecera de Coahuila	30.6%
Breweries and other facilities	54.0%
Sales	15.4%

Dividend Payment

On April 21, 2008, at the Annual Shareholders' Meeting a dividend of 6,769 million pesos was declared, which corresponds to 2.09 pesos per share for each of the 3,238,579,532 outstanding shares. The dividend payout ratio was 71.2%. The dividend will be paid as of April 28, 2008.

It is also important to note that in addition to the amount paid by Grupo Modelo, Diblo declared a cash dividend payable to Anheuser-Busch for its 23.25% participation in the company by an amount of 2,051 million pesos. As such, Grupo Modelo's cash and marketable securities declined as a result of the 8,820 million pesos in dividend payments in April of the current year.

Grupo Modelo S.A.B. de C.V. and Subsidiaries

Sales of beer *Million hectoliters*

Market	IQ08	%	IQ07	%	Var (%)
Domestic	7.981	69.7	7.811	67.9	2.2
Import	0.168	1.5	0.130	1.1	29.2
Total Domestic	**8.149**	**71.2**	**7.941**	**69.0**	**2.6**
Export	**3.293**	**28.8**	**3.569**	**31.0**	**-7.7**
Total	**11.442**	**100.0**	**11.511**	**100.0**	**-0.6**

TRANSLATION FOR INFORMATION PURPOSES ONLY

GRUPO MODELO, S. A. B. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2008 AND 2007

Amounts expressed in thousands of pesos (The amount of 2007 are expressed to pesos purchasing power of December 31, 2007).

1. INCORPORATION AND CORPORATE PURPOSE:

a) Grupo Modelo, S. A. B. de C. V. and Subsidiaries (the Group) is mainly engaged in the production and sale of beer, which began in 1925.

b) The consolidated financial statements included the financial information of Crown Imports, this company was constituted by the association between Grupo Modelo and Barton Beers, LTD.

c) GRUPO MODELO S.A.B de C.V. is mainly engaged in holding 76.75% of the common stock of Diblo S.A. de C.V., whose business purpose is investing in shares of subsidiary mainly involved in the production, distribution and sale of beer in Mexico and abroad. The most important subsidiaries on the basis stockholders' equity are as follow:

Breweries:	Percentage of shareholding in the shares comprising the capital stock
Cervecería Modelo, S. A. de C. V.	100
Compañía Cervecera de Zacatecas, S. A. de C. V.	100
Compañía Cervecera del Trópico, S. A. de C. V.	100
Cervecería Modelo de Guadalajara, S. A. de C. V.	100
Cervecería Modelo del Noroeste, S. A. de C. V.	100
Cervecería Modelo de Torreón, S. A. de C. V.	100
Cervecería del Pacífico, S. A. de C. V.	100
Compañía Cervecera de Coahuila, S. A. de C. V.	100

	Percentage of shareholding in the shares comprising the capital stock
Transformation of barley to malt:	
Cebadas y Maltas, S. A. de C. V.	100
GModelo Agriculture, LLC	100
Extractos y Maltas, S. A. de C. V.	100
Machinery manufacturer:	
Inamex de Cerveza y Malta, S. A. de C. V.	100
Manufacturer of beer cans and crown tops:	
Envases y Tapas Modelo, S. A. de C. V.	100
Distributors of beer and other products:	
Las Cervezas Modelo del Occidente, S. A. de C. V.	100
Las Cervezas Modelo del Centro, S. A. de C. V.	100
Distribuidora de Cervezas Modelo en el Norte, S. A. de C. V.	100
Las Cervezas Modelo en el Pacífico, S. A. de C. V.	100
Las Cervezas Modelo del Noreste, S. A. de C. V.	100
Las Cervezas Modelo en Morelos, S. A. de C. V.	100
Las Cervezas Modelo en San Luis Potosí, S. A. de C. V.	100
Las Cervezas Modelo del Sureste, S. A. de C. V.	100
Distribuidora de Cervezas Modelo en Chihuahua, S. A. de C. V.	100
Las Cervezas Modelo del Estado de México, S. A. de C. V.	100
Las Cervezas Modelo del Altiplano, S. A. de C. V.	100
Las Cervezas Modelo en Baja California, S. A. de C. V.	100
Las Cervezas Modelo en Sonora, S. A. de C. V.	100
Las Cervezas Modelo en Campeche, S. A. de C. V.	100
Las Cervezas Modelo en la zona Metropolitana, S. A. de C. V.	100
Las Cervezas Modelo en Zacatecas, S. A. de C. V.	100
Las Cervezas Modelo en Hidalgo, S. A. de C. V.	100
Las Cervezas Modelo en Nuevo León, S. A. de C. V.	100

Distributors of beer and other products abroad:

GModelo Corporation, Inc. (holder of 50% of Crown Imports, LLC)	100
Procermex, Inc.	100
GModelo Europa, S. A. U.	100

2. ACCOUNTING POLICIES:

The countable politicians of the group used in the preparation of these consolidated financial states, complete completely, to achieve a reasonable presentation of agreement with the norms of financial information (NIF) Mexicans. These norms requiere that the administration of the group made estimates based on the circumstances and use certain suppositions to determine the rating of some departures included in the consolidated financial information, by means of the application of derived inflation factors of the national index of prices to the consumer, and that starting from alone January of 2008,1°; the effects of the inflation should be recognized in the financial information when in the three previous exercises the inflation accumulated in this period exceeds of 26%, and that when comparative financial information is presented with exercises of 2007 or previous, they will always be expressed to pesos of purchasing power of December 31,2007 I motivate for the one which the figures of the financial states and their notes of March of 2007 are expressed to pesos of purchasing power of the mentioned date.

Following is a summary of the most significant accounting policies, methods and criteria for recognizing the effects of inflation on the financial information:

a) Consolidation - The Group prepares consolidated financial statements, which include the financial position and the results of the companies in which Diblo, S. A. de C. V. has control and direct or indirect shareholding of more than 50% of the common stock. All significant balances and transactions between consolidated companies have been eliminated for consolidation purposes.

b) Marketable securities - Investments in marketable securities correspond to financial instruments related to the Groups' business purpose and financial instruments available for sale, and are valued at their fair value, which is similar to their market value. The fair value is the amount at which a financial asset may be exchanged, and a financial liability may be liquidated, between interested and willing parties in a free market transaction.

c) Derived Financial instruments.- The main financial risks for the company pertain to exchange fluctuation (dollar-peso), which cover through the contracting of derivative instruments (Over-

the-Counter) with different parties. This item is recorded as assets and liabilities at their reasonable value. See note 16.

d) Inventories and cost of sales - This item is originally recorded through the last-in-first-out method and is subsequently restated to replacement cost. Values thus determined do not exceed market value. See Note 4.

e) Investment in shares of associates - Permanent investment in shares are recorded at acquisition cost and are valued by applying the equity method. Equity in the net income of associated companies that manufacture materials used in the production of beer is included in the income statement as a reduction in cost of sales.

f) Property plants and equipment.- They register at acquisition cost, until December of 2007, the NIF's required that this concepts were restated by the application of derived inflation factors of the NCPI, according to the antiquity of the expenditure.

g) Constructions in process and advances to suppliers.- They register the value in that the expenditures are made up to 2007, they were restated by the application of the derived inflation factors of the INCP, according to the antiquity of the expenditure.

h) Depreciation - This item is calculated based on the restated values of property, plant and equipment, based on the probable useful life as determined by independent appraisers and the technical department of the Group. Annual depreciation rates are shown in Note 6.

i) Deferred expenses and intangible assets.- The intangible asset is recognized in the consolidated general balance always and brother-in-law these are identifiable, they generate expected economic benefits, and there is control over said benefits. (Up to 2007 these concepts are restated by the application of the derived inflation factors of the NCPI according to the antiquity of the expenditures. The licenses and permits represent payments made for the exploit a patent or registration issued by the owner of the said items. They register their acquisition value which at the date of the consolidated financial statements is similar to market.

j) Amortization - The original amount and restatement for installation, organization and intangible asset expenses are amortized by the straight-line method. The rate used for accounting purposes (between 5% and 10%) is determined based on expected future economic benefits.

k) Long-lived assets - The Group's Management has carried out a study to determine the recoverable value of long-lived assets, tangible and intangible, in order to determine if there is indication of significant impairment in those assets.

l) Labor obligations to the retirement.- the effects of antiquity premiums that the workers have right to perceive when finishing the labor relationship after 15 years of services and the obligations for remunerations at the end of the labor relationship that establish in retire plans of pensions for the employees(starting from 2008, the determination of the liabilities before mentioned, they consider the benefits for salary career and the rates used for increase of salaries and nominal interest, these last ones they will be of long term and low risk), they are recognized as costs of the years in which said services are rendered, with base in actuarial studies carried out by independent actuaries and they registered according to the limits settled down by the NIF D-3 benefits to the employees, likewise in 2008 it is eliminated the countable departures of additional liabilities and intangible assets.

m) Deferred income tax, employees' profit sharing and flat rate corporate tax.- For the recognition of the tax on the rent and the differed flat rate corporate tax, the group uses the method of assets and liabilities integral, which consists on determining this tax for all the temporary differences among the values accountant and fiscal of the assets and liabilities to the date of the financial statements. Deferred Statutory Profit Sharing only arises on non-recurring temporary items. See note 12c.

n) Stockholders' equity - The capital stock, legal reserve, contributions for future capital increases and retained earnings represent the value of those items in terms of December 31, 2007 purchasing power and are restated by applying NCPI factors to historical amounts.

Accumulated profits.- With reason of the entrance in vigor of the modification in the NIF'S B-410 and D-4 the accumulated utilities include the effects that until December 2007 had like balance the bills of inadequacy in the restated of the capital for an amount debtor of $2,051,534 and the accumulated effect and differed taxes whose amount is ascended equally at $5,474,873 of indebted nature, for comparative effects the amount to March of 2007 have been reclassified incorporating to the accumulated profits previously the signal items.

Premium on share subscription - This item represents the excess difference between payment of subscribed shares and the theoretical value of those shares at the time of subscription, and is restated by applying NCPI factors.

o) Gains.or loss on monetary position – Up to 2007 this account represents the effect of inflation on monetary assets and liabilities, even when they continue to have the same nominal value.

When monetary assets exceed monetary liabilities, a monetary loss is generated, since although assets maintain their nominal value, they lose purchasing power. When liabilities are greater, a profit arises, since they are settled with money of lower purchasing power. This effects were loaded to the results of the period of 2007.

p) Integral profits.- This item represented by the net profit for the year, as well as for those departures that it specifies for disposition they are reflected in the countable capital and they don't constitute contributions, reductions and capital distributions

q) Earnings per share - Earnings per share attributable to the majority interest were calculated based on the average of common shares outstanding.

r) Foreign currencies - Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in such currencies are stated at the Mexican peso equivalents resulting from applying the rates prevailing on the balance sheet dates. Exchange differences arising from fluctuations in the exchange rates between the transactions and settlement dates, or the balance sheet date, are debited or credited to income. See Note 14.

s) Translation of the financial information of subsidiaries located abroad - Conversion to Mexican pesos, used as the basis for consolidation, was carried out based on the guidelines of Statement B-15, "Transactions in Foreign Currency and Conversion of Financial Statements of Foreign Operations", was performed on the following bases: a) monetary items at the exchange rate in effect for the year-end close, purchase exchange rate $10.6277 ($11.0236 in 2007) to the US dollar, b) non-monetary items at historical exchange rate, c) income-loss items at average exchange rate for each month of the year, and d) the effect of conversion is recorded under comprehensive financing income-loss. The financial statements in Mexican pesos are restated at the year-end close by applying the provisions of Statement B-10.

t) Classification of ordinary and non ordinary transactions - The company adopted provisions of NIF B-3 "Income Statement" standar, which became effective on January1, 2007. Revenues, cost and expenses were classified in ordinary and non ordinary. Special and extraordinary items were eliminated. it establishes that the participation of the workers in the profit is considered inside other expenses and products like an ordinary expense and don't like a tax to the profit.

3. ACCOUNTS AND NOTES RECEIVABLE:

This account is made up as follows:

Item	2008	2007
Trade accounts receivable	$6,793,374	$5,938,865
Sundry debtors	564,274	480,970
Salesmen	17,675	16,263
	$7,375,323	6,436,098
Less - Allowance for doubtful accounts	(354,859)	(378,860)
	7,020,464	6,107,238
Recoverable taxes	845,659	161,565
Non-consolidated related companies (See Note 13)	69,541	64,440
Officers and employees	37,144	50,291
	7,972,808	6,383,534
Less - Current accounts and notes receivable	(6,153,285)	(4,894,189)
Long-term accounts and notes receivable	$1,819,523	$1,489,345

4. INVENTORIES:

This account is made up as follows:

Item	2008	2007
Containers and packaging	$3,876,504	$2,630,253
Finished goods and work in process	2,592,343	3,376,150
Raw materials	1,622,414	1,394,645
Merchandise in transit and advances to suppliers	1,810,641	670,704
Spare parts and accessories	718,657	653,666
Advertising articles	241,996	179,133
	10,862,555	8,904,551
Less- Allowance for slow-moving inventories	(141,871)	(138,140)
	$10,720,684	$8,766,411

5. INVESTMENT IN SHARES OF ASSOCIATED COMPANIES:

a) The balance of this account is made up as follows:

Companies	Shareholding percentage in shares comprising the capital stock	2008	2007
Dirección de Fábricas, S. A. de C. V. (holder of glass manufacturing companies)	41	$3,565,397	$3,229,766
Manantiales la Asunción, S. A. P. I. de C. V.	60	549,086	309,195
Gondi, S. A. de C. V.	7	214,318	224,090
Modelo Molson Imports	50	100,615	-----
Investments abroad	40-81	74,160	118,145
		4,503,576	3,878,196
Other		55,868	53,250
		4,559,444	3,931,446
Less - Allowance for decline in book value		(69,459)	(146,070)
		$4,489,985	$3,785,376

b) The mount of the investment in shares of associate, it includes the participation in the results of this entities for $112,205 ($125,905 in 2007) of profit.

6. PROPERTY, PLANT AND EQUIPMENT, NET:
a) The balance of this account is made up as follows:

Item	Annual percentage of depreciation rate	2008 Historical cost - net	2008 Restatement - net	2008 Total net value	2007 Total net value
Land	-	$ 1,617,191	$ 3,232,651	$ 4,849,842	$ 4,980,169
Machinery and equipment	5	15,078,875	7,827,906	22,906,781	22,861,590
Transportation equipment	12 to 25	2,450,556	323,300	2,773,857	3,002,728
Buildings and constructions	2	6,905,038	6,671,372	13,576,410	14,240,238
Computer equipment	25	489,269	37,283	526,552	575,618
Furniture and other equipment	7	1,639,530	86,374	1,725,904	387,786
Antipollution equipment	5	531,622	312,340	843,959	890,542
Construction in progress advances to suppliers	-	5,106,353	176,175	5,282,528	4,307,534
		$33,818,435	$18,667,401	$52,485,834	$51,246,206

Depreciation for the year amounted to $813,565 ($786,805 in 2007).

b) The Group's Management estimates that completion of construction in process and advances to suppliers will require an additional investment of approximately $6,589,782 ($2,029,755 in 2007), to be applied to the construction of warehouses, offices, the acquisition and installation of new production lines. Also these amounts consider construction of a new production plant in Piedras Negras, Coahuila,. It is estimated that these constructions in progress will be concluded in 2008 and 2010, respectively.

7. OTHER ASSETS:

The balance of this account is made up as follows:

Item	2008	2007
Deferred expenses	$2,600,674	$2,375,140
Goodwill and other intangible assets	1,484,317	1,021,057
	4,084,991	3,396,197
Less - Accumulated amortization	(1,112,613)	(898,953)
	2,972,378	2,497,244
Intangible assets for labor obligations upon retirement (See Note 8)	636,913	618,322
	$3,609,291	$3,115,566

8. LABOR OBLIGATIONS UPON RETIREMENT:

The Group has a pension and seniority premium plan to cover obligations established by its labor contracts and the Mexican Federal Labor Law. Those compensations are payable only after employees have worked a certain number of years.

- As of the date of the consolidated financial statements, the amount of the accrued liability for labor obligations upon retirement is analyzed as follows:

Description	2008	2007

Obligations for current benefits	$5,707,921	$5,440,650
Additional amount of projected benefits	619,097	553,264
Obligations for projected benefits	6,327,018	5,993,914
Plan assets (trust fund)	(6,176,629)	(5,912,800)
	150,388	81,114
Items to be amortized over a period of 5 years		
Items to be amortized over a period of 13 to 19 years:	$150,388	$81,114

- Contributions to the trusts that manage the plan assets in the year amounted to $325,835 ($223,885 en 2007). In the year, payments made by the trusts to beneficiaries amounted to $87,545 ($70,169 en 2007).

- The net cost for the year amounted to $71,721 ($66,769 in 2007).

- Severance payments of $245,600 ($57,973 in 2007), were made in the year.

9. CONTINGENCIES AND COMMITMENTS:

a) Various lawsuits are currently outstanding for different reasons. In the opinion of the Group's officers and lawyers, these matters will be resolved favorably. In any event, the result of the lawsuits will not substantially affect the consolidated financial position or the consolidated results of operations.

b) As of the date of the consolidated financial statements, there are outstanding commitments for the purchase of inventories, machinery and equipment in the amount of approximately 135 million U.S. dollars (149 million U.S. dollars in 2007).

c) In 2000 and 2001, operating lease agreements were signed for air transportation equipment, with mandatory terms of 10 and 7 years and monthly lease payments of 170,000 U.S. dollars and 24,000 U.S. dollars, respectively.

10. COMMON STOCK:

A)As of March 31, 2008, the common stock consisted of 3,238,579,532 (3,251,759,632 in 2007) shares, with no par value, divided as follows:

Description	Amount
Fixed capital:	
Series A Class I shares - Without withdrawal rights, comprised of 1,459,389,728 fully subscribed and paid-in common voting shares; these shares must always comprise at least 56.10% of the total shares of the common stock with voting rights, and are no subject to ownership subscription limitations (historical value)	$ 785,996
Variable capital:	
Series B Class II shares - Comprised of 1,142,017,984 fully subscribed and paid-in common voting shares, which in no case may comprise more than 43.90% of the total voting and are not subject to ownership subscription limitations (historical value)	1,085,855
Series C Class II shares - Comprised of 637,171,820 fully subscribed and paid-in nonvoting shares, which in no case may comprise more than 20% of the common stock (historical value)	967,801
	2,839,652
Effect of restatement	13,537,759
	$16,377,411

B) Composition of updating of some shareholder's equity accounts

Item	Net Historical Cost	Net Restatement	Net Restatement.
Capital	$ 2,839,652	$13,537,759	$16,377,411
Share Premium	199,388	891,310	1,090,698
Accumulated Profits:			
Legal reserve	2,413,910	799,648	3,213,558
Reserve for acquidition of own shares	6,142	13,312	19,454
to be applied	35,560,442	6,693,681	42,254,123
Profit for the period	2,070,668	------	2,070,668
	$43,090,202	$21,935,710	$65,025,912

11. COMPREHENSIVE INCOME:

The Group's comprehensive income for the year is made up as follows:

Description	2008	2007
Consolidated net income for the period	$ 2,703,022	$3, 886,058
Result from holding non-monetary assets	(49,326)	(57,236)
Comprehensive income	$2,653,696	$ 3,828,822

12. INCOME, ASSET TAX AND FLAT RATE CORPORATE TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

a) The rate of ISR is of 28% and October 1, 2007 were published the law from the new flat rate corporate tax law to unique rate; who become effective on January 1, 2008. The IETU of the exercise is calculated applying the rate of 17.5% (16.5% and 17% for 2008 and 2009, respectively) to a profit determined based on cash flows. This profit is determined subtracting authorized tax deductions to the total taxable income perceived IETU tax credits are deducted, based on current tax legislation, to the result of the calculation described.

b) The income tax and asset tax provision as of December 31 are as follows:

Item	2008	2007
Currently income tax	$1,231,367	$1,750,025
Asset tax	-----	11,790
Deferred income tax	(88,582)	(3,186)
	$1,142,785	$1,758,629

c) Deferred taxes and employees' profit sharing - The principal temporary differences giving rise to deferred taxes at the date of these consolidated financial statements are analyzed as follows:

Item	2008	2007
Fixed assets and other assets	$6,929,462	$6,673,566
Inventories	539,015	873,196
Labor obligations upon retirement	345,029	330,617
Other	297,200	480,749
Subtotal	8,110,706	8,358,128
Tax credits corresponding to:		
Recoverable asset tax	(13,935)	(136,632)
Total deferred tax liability	8,124,641	8,221,496

Deferred employees' profit sharing	83,017	109,090
Deferred IETU tax	96,937	-
Total deferred income, asset, flat rate corporate tax and employees' profit sharing liability	$8,304,595	$8,330,586

d) Asset tax is calculated by applying the rate of 1.25% to the net amount of certain assets and is paid only when asset tax exceeds income tax of the year.

e) Employees' profit sharing is calculated by applying the rate of 10% to the amount determined in accordance with the special rules set forth in the Income Tax Law.

The employees' profit sharing provision up to March 31charged to income is made up as follows:

Item	2008	2007
Current employees' profit sharing	$ 299,195	$ 358,606
Deferred employees' profit sharing	(3,427)	(8,568)
	$ 295,768	$ 650,038

f) The statutory rate for income tax is 28% , and differs from the effective rate of 26.5% (31.15% in 2007), mainly due to the effects of tax consolidation and non-deductible-expenses.

g) Certain subsidiaries did not incurre in income tax, and therefore the asset tax for the year is considered an account receivable for those companies in which there is certainty that this amount can be credited against income tax in future years. This item is shown in the consolidated balance sheet, together with deferred tax, as provided by Standard D-4. The accumulated balance of this item amount to $138,019, in 2008 a remainder of this item exists for $13,935

- Up to asset tax incurred by subsidiaries where there is no certainty that the tax can be recovered, and it exceeds income tax, was charged directly to income for the year, and amounted to $11,897.

h) Grupo Modelo S. A. B. de C. V., together with its direct and indirect subsidiaries, is authorized by the tax authorities to determine income tax on a consolidated basis specified in the Income Tax Law. The main considerations in the tax consolidations are as follows:

- Consolidation percentage is the average shareholding, which is applied to each of the subsidiaries, and is 100% the parent companies. Subsidiaries' tax loss carryforwards included in consolidated tax result determination responding tax years 1999 to 2004, and which will be applied against tax profits generated in the year, are considered at the consolidating percentage multiplied by the 0.60 factor .

- Any companies in which the direct or indirect equity percentage does not exceed 50% may not be included in the consolidation process.

- Individual tax losses of the parent or subsidiaries which are amortizired during the periods in accordance with the tax law, must be added to the consolidated profit of the year in which their amortization right expires.

i) At the date of the consolidated balance sheet, there were tax losses generated by subsidiaries before the incorporation in the tax consolidation that will affect the consolidated tax result by $10,642 ($30,049 in 2007) at the time these subsidiaries generate taxable income, and which may be offset against future tax profits after those tax losses have been restated. During the year tax losses from prior years in the amount of $18,134 ($173 in 2007) have been offset against prior years losses at historical values.

j) Retained earnings are subject to income tax payable by the company in the event of a distribution (in cash or assets), which is considered to be a final payment on the basis of the following:

- Dividends paid out from the After-tax Income Account (CUFIN) are not subject to income tax. Any amount paid in excess is subject to 28% income tax on the result of multiplying the dividend paid by the factor of 1.3889; the corresponding tax may be credited against the company's income tax determined in the current year or over the following two years. Dividends paid are not subject to any withholding tax.

- At of the date of the consolidated financial statements, CUFIN balance is $33,572,401 ($30,028,642 in 2007).

k) In the event of a capital reduction, the excess of stockholders' equity over the Tax Account Contributed Capital, will be treated as profit distribution as indicated in the current tax legislation.

13. TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

The principal transactions entered into with non-consolidated related companies are analyzed as follows:

Description	2008	2007
Purchases of:		
Containers and packaging	$1,517,106	$1,587,982
Machinery	7,428	------------
	$1,524,534	$1,587, 982
Sales of:		
Recyclable materials	$ 132,152	$ 34,971
Machinery and maintenance services	1,263	5,530
	$ 133,415	$ 40,501

14. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

a) As of the consolidated balance-sheet date, the Group had the following position in thousand U.S. dollars:

Description	2008	2007
Assets	456,170	444,258
Liabilities	177,319	110,513

b) These currencies are valued at the following exchange rates:

	Assets	Liabilities
At the exchange rate of $10.6277 pesos per U.S. dollar for assets and $10.6371 for liabilities	$4,848,037	$1,886,159

c) At the date of the consolidated financial statements, there were inventories amounting to 72,278 thousands of U.S. dollars (53,678 thousands U.S. dollars in 2007), which for the most part can only be acquired abroad.

d) During the year, the following operations were carried out in thousands of U.S. dollars:

Description	2008	2007
Exports of finished goods	570,528	618,340
Collection of royalties	2,042	3,381
Exports of packaging and other materials	18,472	9,873
	591,042	631,594
Purchase of inventories	102,209	41,337
Freight, advertising, taxes and duties, and other items	165,262	154,168
Purchase of machinery and payment of other services	24,269	23,549
Purchase of spare parts	7,677	19,973
	272,844	239,027
Net	318,198	392,567

15. SEGMENT INFORMATION:

Segment data is analyzed as follows:

2008:	Income	Consolidated net profit	Identifiable assets
Domestic	$ 9,930,396	$ 1,712,613	$96,326,067
Exports	6,227,032	1,537,127	7,217,256 (1)
	$16,157,428	$ 3,249,739	$103,543,324

2007:	Income	Consolidated net profit	Identifiable assets
Domestic	$ 9,276,625	$ 2,166,865	$91,405,511
Exports	7,286,775	1,719,191	8,818,872 (1)
	$16,563,400	$3,886,056	$100,224,383

(1) This amount solely includes assets related to beer distribution abroad.

16. FINANCIAL INSTRUMENTS:

a) Financial instruments potentially subject to risk concentration consist mainly of accounts receivable and temporary investments. The Group places cash surpluses at prestigious credit institutions. Credit risk concentration concerning accounts receivable is limited, mainly due

to the large number of customers and their geographic distribution. The Group considers that the allowance for doubtful accounts properly covers those that could represent a collection risk and continually monitors their behavior. When necessary, this allowance is adjusted.

b) At march 31, 2008 the Goup had open positions of which cover exchange rate fluctuation for 2008 in different periods. These open positions had a notional value of 636 million U.S. dollars , using an average exchange rate of $202 millions pesos per U.S. dollar considered by each financial institution.

17. PARTNERSHIP AGREEMENT:

The Group and Barton Beers, Ltd have signed a partnership agreement to import and sell the beer brand portfolio produced by the Group, throughout the United States of America beginning January 2, 2007. This association contract, establishes that in 2017, Barton Beers Ltd participation in this association could be acquired by the Group.

As a result, when applying supletorily the International Financial reporting Standards and in specific the Standing Interpretations Committee 12, it was considered that most appropriate is to consolidate this entity and to recognize the corresponding obligation.

ANALYSIS OF INVESTMENTS IN SHARES

SUBSIDIARIES

CONSOLIDATED
Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS %
DIBLO, S.A. DE C.V.	HOLDING	243,229,213	76.75%

ANALYSIS OF INVESTMENTS IN SHARES

ASSOCIATES

CONSOLIDATED
Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS %	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	BOOK VALUE
DIRECCION DE FABRICAS, S.A. DE C.V.	HOLDING	165,000,000	41.05	65,824	3,565,397
MANATIALES LA ASUNCION, S.A.P.I. DE C.V.	WATER PRODUCTION	112,581,270	60.00	302,778	549,086
GONDI, S.A. DE C.V.	HOLDING	202,489,721	7.16	195	214,318
MODELO MOLSON IMPORTS		50	50.00	100,615	100,615
OTHER INVESTMENTS		1	1.00	9,274	74,160
RESERVE FOR IMPAIRMENT		1	0	0	(69,459)
TOTAL INVESTMENT IN ASSOCIATEDS				478,686	4,434,117
OTHER PERMANENT INVESTMENTS					55,868
TOTAL					4,489,985

NOTES

GRUPO MODELO, S.A.B. DE C.V. IS A HOLDING COMPANY THAT OWNS 76.75% OF THE CAPITAL STOCK OF DIBLO, S.A. DE C.V. WHOSE MAIN BUSINESS IS REAL STATE AND INVESTMENT IN SHARES OF SUBSIDIARIES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD, THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 " COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS".

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **01** YEAR: **2008**

GRUPO MODELO, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

TRANSLATION FOR INFORMATION PURPOSES ONLY

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2008**

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
LISTED STOCK EXCHANGE																
SECURED																
PRIVATE PLACEMENTS																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSAND OF PESOS)

QUARTER: 1 YEAR: 2008

CONSOLIDATED
Final Printing

TRANSLATION FOR INFORMATION PURPOSES ONLY

CREDIT TYPE / INSTITUTION	AMORTIZATION DATE		AMORTIZATION OF CREDITS DENOMINATED IN PESOS (THOUSAND OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSAND OF $) TIME INTERVAL					
			ACTUAL YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS OR MORE	ACTUAL YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS OR MORE
SUPPLIERS														
BOTTLES		0.00	0	816,601	0	0	0	0						
PACKING		0.00	0	318,671										
LABELS				243										
COMPUTER EQUIPMENT		0.00	0	1,569	0	0	0	0						
FUEL		0.00	0	120,256	0	0	0	0						
PUBLICITY		0.00	0	389,203	0	0	0	0						
SPARE PARTS		0.00	0	65,505	0	0	0	0						
LEASING		0.00	0	6,591	0	0	0	0						
FREIGTH		0.00	0	11,721	0	0	0	0						
ELECTRICITY		0.00	0	6,285	0	0	0	0						
WATER AND ICE		0.00	0	25,004	0	0	0	0						
OTHER RAW MATERIALS		0.00	0	115,766	0	0	0	0						
MACHINERY AND EQUIPMENT		0.00	0	31,310	0	0	0	0						
SERVICES		0.00	0	71,506	0	0	0	0						
PALLETS		0.00	0	26,635	0	0	0	0						
FEES		0.00	0	32,799	0	0	0	0						
MAINTENANCE		0.00	0	42,082	0	0	0	0						
CUSTOM EXPENSES		0.00	0	155	0	0	0	0						
MAIL AND PHONE		0.00	0	1304	0	0	0	0						
SOFT DRINKS		0.00	0	9,795	0	0	0	0						
BARLEY		0.00	0	0	0	0	0	0						
WINES		0.00	0	14,662	0	0	0	0						
STATIONARY		0.00	0	4,545	0	0	0	0						
CHEMICAL PRODUCTS		0.00	0	224	0	0	0	0						
CLEANING MATERIALS		0.00	0	39	0	0	0	0						
INSURANCES		0.00	0	3539	0	0	0	0						
GROCERIES		0.00	0	148,374	0	0	0	0						
REFRIGERATION EQUIPMENT		0.00	0	32,410	0	0	0	0						
OTHERS		0.00	0	64,769	0	0	0	0						
BOTTLES		0.00							0	7,242	0	0	0	0
PACKING		0.00								7,627				
FUEL		0.00							0	40	0	0	0	0
PUBLICITY		0.00							0	155,236	0	0	0	0
SPARE PARTS		0.00							0	24,270	0	0	0	0
FREIGHT		0.00							0	97,177	0	0	0	0
OTHER RAW MATERIALS		0.00							0	360,293	0	0	0	0
MACHINERY AND EQUIPMENT		0.00							0	64,416	0	0	0	0
ROYALTY		0.00								4,541				
SERVICES		0.00							0	161,332	0	0	0	0
PALLETS		0.00							0	1,379	0	0	0	0
FEES		0.00							0	1,514	0	0	0	0
MAINTENANCE		0.00							0	297	0	0	0	0
BEER		0.00							0	429,938	0	0	0	0
CUSTOM EXPENSES		0.00							0	3,603	0	0	0	0
LABELS		0.00							0	26	0	0	0	0
TAXES		0.00								104,082				
LEASING		0.00							0	908	0	0	0	0
BARLEY		0.00		0					0	6,489	0	0	0	0
OTHERS		0.00							0	75,684	0	0	0	0
		0.00							0	0	0	0	0	0
TOTAL SUPPLIERS			0	2,361,583	0	0	0	0	0	1,506,094	0	0	0	0
			0		0	0	0	0	0		0	0	0	0
TOTAL CURRENT LIABILITIES AND OTHER CREDITS			0		0	0	0	0	0		0	0	0	0
OTHER LIABILITIES		0.00		2,457,985					0	380,063				
TOTAL		0.00	0	4,819,568	0	0	0	0	0	1,886,157	0	0	0	0

NOTES

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2008

MONETARY STOCK EXCHANGE

CONSOLIDATED
Final Printing

(Thousands of Mexican Pesos)

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	456,170	4,848,034	0	0	4,848,034
LIABILITIES POSITION	164,587	1,750,536	12,732	135,621	1,886,157
SHORT-TERM LIABILITIES POSITION	164,587	1,750,536	12,732	135,621	1,886,157
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	291,583	3,097,498	-12,732	-135,621	2,961,877

NOTES
THE U.S. DOLLAR IS VALUATED AT THE EXCHANGE RATE OF $10.6277 PESOS FOR ASSETS AND $10.6360 FOR LIABILITIES PER U.S. DOLLAR

THE POSITION IN FOREIGN CURRENCY HELD IN OTHER CURRENCIES WITH ITS EQUIVALENT IN DOLLARS, THE LIABILITIES CORRESPONDS MAINLY TO EUROS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 01 YEAR: 2008

GRUPO MODELO, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0
RESTATEMENT					0
CAPITALIZATION					0
FOREIGN CORP.					0
OTHER					0
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

+====== NOT APPLY ===========

ACTUAL SITUATION OF FINANCIAL LIMITED

====== NOT APPLY ==============

TRANSLATION FOR INFORMATION PURPOSES ONLY

QUARTER: 1 YEAR: 2008

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
CERVECERIA MODELO, S.A. DE C.V.	BREWERY	11,100	100.00
CERVECERIA MODELO DE GUADALAJARA, S.A. DE C.V	BREWERY	5,050	96.40
CIA CERVECERA DEL TROPICO, S.A. DE C.V.	BREWERY	16,000	70.20
CERVECERIA DEL PACIFICO, S.A. DE C.V.	BREWERY	2,000	48.00
CERVECERIA MODELO DE TORREON, S.A. DE C.V.	BREWERY	2,850	90.80
CERVECERIA MODELO DEL NOROESTE, S.A. DE C.V.	BREWERY	3,000	86.50
CIA CERVECERA DE ZACATECAS, S.A. DE C.V.	BREWERY	20,000	77.00
CEBADAS Y MALTAS, S.A. DE C.V.	TRANSFORMATION OF BARLEY INTO MALT	150	100.00
EXTRACTOS Y MALTAS, S.A. DE C.V.	TRANSFORMATION OF BARLEY INTO MALT	95	100.00
GMODELO AGRICULTURE LLC	TRANSFORMATION OF BARLEY INTO MALT	100	100.00
MALTERA DE ZACATECAS	TRANSFORMATION OF BARLEY INTO MALT	50	100.00

NOTES:

THE INSTALLED CAPACITY IN THE BREWERIES IS MEASURED IN THOUSANDS OF HECTOLITERS AND FOR THE TRANSFORMATOR OF BARLEY INTO MALT, IN THOUSANDS OF TONS.

TRANSLATION FOR INFORMATION PURPOSES ONLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: 1 YEAR: 2008

MAIN RAW MATERIALS

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPLIERS	FOREIGN	MAIN SUPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MALT	CEBADAS Y MALTAS, S.A. DE C.V.	MALT	CARGILL MALT	YES	0
MALT	EXTRACTOS Y MALTAS, S.A. DE C.V.	MALT	PRAIRIE MALT LIMITED	YES	0
		MALT	INTERNATIONAL MALTING COMPANY	YES	0
			GMODELO AGRICULTURE *	YES	11.71
CORN	CP INGREDIENTES, S.A. DE C.V.				0
	ALMIDONES MEXICANOS, S.A. DE C.V. *				5.97
RICE	IPACPA, S.A. DE C.V. *				0.09
		HOPS	JOHN I.HASS, INC	NO	0.00
			S.S.STEINER INC *	NO	0.74

NOTES

* THE PERCENTAGES OF THE ALONE COST OF PRODUCTION ARE REPRESENTED INDEPENDENTLY IN THIS LINE OF THE SUPPLIER THAT GIVES THE MATTER IT PREVAILS

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT
SALES

CONSOLIDATED
Final Printing

MAIN PRODUCTS	NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
DOMESTIC SALES					
BEER	8,149	8,763,890	0.0	CORONA	CONSUMER
	0	0	0.0	VICTORIA	CONSUMER
	0	0	0.0	NEGRA MODELO	CONSUMER
	0	0	0.0	MODELO ESPECIAL	CONSUMER
	0	0	0.0	PACIFICO	CONSUMER
	0	0	0.0	ESTRELLA	CONSUMER
				MONTEJO	CONSUMER
				LEON	CONSUMER
				MODELO LIGHT	CONSUMER
OTHER INCOME	0	1,166,506	0.0		
FOREIGN SALES					
BEER	3,293	6,227,032	0.0	CORONA	CONSUMER
	0	0	0.0	CORONA LIGHT	CONSUMER
	0	0	0.0	MODELO ESPECIAL	CONSUMER
	0	0	0.0	NEGRA MODELO	CONSUMER
	0	0	0.0	PACIFICO	CONSUMER
TOTAL		16,157,428			

MEXICAN STOCK EXCHANGE

QUARTER: [illegible] YEAR: 2008

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
EXPORT					
BEER	3,293	6,227,032	U.S.A.	CORONA	CONSUMER
	0	0	CANADA	CORONA LIGHT	CONSUMER
	0	0	EUROPA	MODELO ESPECIAL	CONSUMER
	0	0	ASIA	NEGRA MODELO	CONSUMER
	0	0	LATINOAMERICA	PACIFICO	CONSUMER
FOREIGN SUBSIDIARIES					
TOTAL		6,227,032			

NOTES

THE VOLUME IS PRESENTED IN THOUSANDS OF HECTOLITERS
THE AMOUNT IS PRESENTED IN THOUSANDS OF PESOS
THE MARKS ARE MARKETED IN SHADOWY FORM IN THE DIFFERENT DESTINATIONS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **1** YEAR:**2008**
GRUPO MODELO, S.A.B. DE C.V.

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

CONSOLIDATED
Final Printing

THE AMOUNT OF PS $5,282,528 ($4,307,534 IN 2007), OF WORK IN PROGRESS AND ADVANCES TO SUPPLIERS, SHOWN IN NOTE 6 TO THE FINANCIAL STATEMENTS INCLUDED IN THE ANNEX 2, CORRESPONDS TO INVESTMENTS FOR THE CONSTRUCTION OF WAREHOUSES, ADMINISTRATIVE OFFICERS, AND ADQUISITION AND INSTALLATION OF NEW LINES OF PRODUCTION AND EXPANSION OF PRODUCTION CAPACITY. TO COMPLETE THE INDICATED WORK AND ADDITIONAL INVESTMENT OF APPROXIMATELY $6,589,782 ($2,030,755 IN 2007) IS REQUIRED AND IT IS ESTIMATED THAT THE WORK WILL BE COMPLETED DURING 2007 AND 2010, AND REGARDING THE PLANT OF COAHUILA IS CONSIDERED THAT THE FIRST STAGE THIS BEGINNING OPERATION IN THE FIRST SEMESTER OF 2010.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **1** YEAR:**2008**
GRUPO MODELO, S.A.B. DE C.V.

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

CONSOLIDATED
Final Printing

CONVERSION TO MEXICAN PESOS, USED AS THE BASIS FOR CONSOLIDATION, WAS CARRIED OUT BASED ON THE GUIDELINES OF STATEMENTS B-15, TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATION, WAS PERFORMED ON THE FOLLOWING BASES: A) MONETARY ITEMS AT THE EXCHANGE RATE IN EFFECT FOR THE PERIOD CLOSE, PURCHASE EXCHANGE RATE $10.6277 ($11.0236 IN 2007) TO THE US DOLLAR, B) NON MONERATY ITEMS AT HISTORICAL EXCHANGE RATE, C) INCOME-LOST ITEMS AT AVERAGE EXCHANGE RATE FOR EACH MONTH OF YEAR, AND D) THE EFFECT OF CONVERSION IS RECORDED UNDER COMPREHENSIVE FINANCING INCOME-LOSS. THE FINANCIAL STATEMENTS IN MEXICAN PESOS ARE RESTATED AT THE PERIOD CLOSE BY APPLYING THE PROVISIONS OF STATEMENT B-10.

THE AMOUNT OF FINANCIAL ASSETS AND LIABILITIES OF THE FOREIGN SUBSIDIARIES IS:

(THOUSANDS OF DOLLARS)

DESCRIPTION	2008	2007
ASSETS	679,105	591,190
LIABILITIES	76,831	83,888
NET ASSETS	602,274	507,302

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GMODELO**
GRUPO MODELO, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2008**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	2	1,459,389,728	0	1,459,389,728	0	785,996	0
B	0	2	0	1,142,017,984	0	1,142,017,984	0	1,085,855
C	0	2	0	637,171,820	0	637,171,820	0	967,801
TOTAL			1,459,389,728	1,779,189,804	1,459,389,728	1,779,189,804	785,996	2,053,656

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 3,238,579,532

NOTES

TRANSLATION FOR INFORMATION
PURPOSES ONLY

END